Exhibit 12

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes	$332	$146	$(101)	$(271)	$(99)
Add (deduct):
Fixed charges	526	526	575	607	578
Capitalized interest	(5)	(5)	(3)	(2)	(2)
Amortization of capitalized interest	6	6	6	6	6
Minority interest in consolidated affiliates	10	7	4	4	8
Net losses related to certain 50% or less owned affiliates	6	1	16	22	9
Distributions from equity investments	3	2	6	3	6
Distributions on preferred OP units	(14)	(27)	(37)	(37)	(37)
Issuance costs of redeemed preferred OP units	(6)	(4)	(4)	—	—

Adjusted earnings	$858	$652	$462	$332	$469

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$450	$444	$484	$521	$492
Capitalized interest	5	5	3	2	2
Distributions on preferred units	14	27	37	37	37
Issuance costs of redeemed preferred OP units	6	4	4	—	—
Portion of rents representative of the interest factor	51	46	47	47	47

Total fixed charges and preferred OP unit distributions	$526	$526	$575	$607	$578

Ratio of earnings to fixed charges and preferred OP unit distributions	1.6	1.2	—	—	—
Deficiency of earnings to fixed charges and preferred OP unit distributions	$—	$—	$(113)	$(275)	$(109)